UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 7, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sears Hometown & Outlet Stores, Inc.

File No. 1-35641 - CF#30506

Sears Hometown & Outlet Stores, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on December 10, 2013.

Based on representations by Sears Hometown & Outlet Stores, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through December 31, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary